# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Greenland Energy Co, CIK 0002093507
CUSIP: 70580B106
Title of class of securities: Common Stock, Par Value $0.0001
Address of issuer's principal executive offices: 3400 East Bayaud Avenue, Suite 400, Denver, Colorado (CO), 80209
Date of event which requires filing of this statement: 03/25/2026
Filed by CIK 0002124518
Persons authorized to receive notices and communications: Robert B. Price, 3400 East Bayaud Avenue, Suite 400, Denver, Colorado (CO), 80209, (918) 361-7000

## Reporting persons
- PRICE ROBERT B. (CIK 0002124518): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,386,889; shared voting power 0; sole dispositive power 7,386,889; shared dispositive power 0; aggregate amount beneficially owned 7,386,889 (28.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.0001
Name of issuer: Greenland Energy Co
Address of issuer's principal executive offices: 3400 East Bayaud Avenue, Suite 400, Denver, Colorado (CO), 80209

## Item 2. Identity and Background
Name of person filing: Robert B. Price
Residence or business address: 3400 East Bayaud Avenue, Suite 400, Denver, Colorado 80209
Present principal occupation or employment: Chief Executive Officer, Greenland Energy Company (f/k/a Pelican Holdco, Inc.).
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported on in this Schedule 13D were issued in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated September 9, 2025 (the "Merger Agreement") by and among the Issuer, Pelican Acquisition Corporation, March GL Company, Greenland Exploration Limited, Pelican Merger Sub, Inc., Greenland Merger Sub, Inc., and March GL Merger Sub, Inc. 7,386,889 shares were issued to the reporting person and his affiliates in exchange for their interests in March GL Company held prior to the transactions contemplated by the Merger Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction: The reporting person holds the securities reported upon for investment purposes. As the Chief Executive Officer and a member of the Board of Directors of the Issuer, the reporting person may, from time to time, acquire additional securities of the Issuer, or dispose of securities of the issuer, as well as consider certain other items set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 7,386,889 shares of Common Stock of the Issuer, representing 28.4% ownership in the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: 7,386,889 shares of Common Stock of the Issuer, pursuant to which the reporting person has sole voting and dispositive shares.
Transactions in the class effected during the past sixty days: Other than the transactions reported upon in this Schedule 13D, there have been no other transactions that have occurred within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The reporting person has entered into a Lock-Up Agreement with the issuer pursuant to which the reporting person has agreed not to effect any sale or distribution of any equity securities of the issuer held by him until the earlier of (i) 90 days after the closing date, or (ii) subsequent to the closing date, one-hundred percent (100%) of the lock-up shares shall be released from the lock-up period on the date on which (x) the trading price of the Issuer's common stock equals or exceeds US$15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) at the close of the trading day, for any ten (10) trading days (as defined below) within any twenty (20) trading day period; or (ii) subsequent to the closing, the date on which the Issuer consummates a change of control.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. https://www.sec.gov/Archives/edgar/data/2093507/000182912626001442/pelicanholdco_424b3.htm
2. https://www.sec.gov/Archives/edgar/data/2093507/000182912626002797/greenlandenergy_ex10-1.htm

## Signatures
- PRICE ROBERT B.: /s/ Robert B. Price, Robert B. Price, Chief Executive Officer (04/06/2026)